Via Facsimile and U.S. Mail
Mail Stop 6010

February 15, 2007

Mr. Charles E. Bugg, Ph.D.
Chairman and Chief Executive Officer
BioCryst Pharmaceuticals, Inc.
2190 Parkway Lake Drive
Birmingham, AL 35244

Re: BioCryst Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2005
          Filed March 9, 2006
          File No. 000-23186

Dear Mr. Bugg:

        We have completed our review of your Form 10-K and have no further comment
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief